UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 29, 2025

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard

London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(l): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Update on Distribution Agreements

On December 23, 2025 , VivoPower International PLC, a public limited company organized under the laws of England and Wales (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Chardan Capital Markets LLC, as sales agent (the “Agent”), under which the Company may, from time to time, sell ordinary shares of the Company, nominal value $0.12 per share (the “Shares”), having an aggregate offering price of up to $11,400,000  on terms set forth in the Agreement.

Sale of Shares, if any, may be made by the Agent designated by the Company in a transaction notice by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1993, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Capital Market (“Nasdaq”), the existing trading market for the Shares, or on any other existing trading market for the Shares, and, if expressly authorized by the Company, in negotiated transactions. Subject to the terms and conditions of the Agreement, the Agent will use commercially reasonable efforts, consistent with its normal trading and sales practices, to sell the Shares from time to time, based upon the Company’s instructions, subject to applicable state and federal laws, rules and regulations, and the rules of Nasdaq.

The Company is not obligated to, and the Company cannot provide any assurance that it will, make any sales of the Shares under the Agreement. The Agreement will terminate upon the earlier of (i) the sale of Shares having an aggregate offering price of $11,400,000 or (ii) the termination by either the Agent or the Company upon the provision of ten (10) days written notice. The Agent shall have the right to terminate the Agreement if (i) any material adverse change occurs, (ii) the Company fails, refuses, or is unable to perform under the Agreement, provided, however, in the event of failure to deliver, the Agent’s right shall not arise for thirty (30) days from the date delivery was required, (iii) any other condition of the Agent’s obligations is not fulfilled, or (iv) any suspension or limitation of trading occurs.

The Company will pay the Agent a commission of 3% of the gross proceeds from the sale of Shares and has provided the Agent with customary indemnification and contribution rights. Pursuant to the Agreement, the Company shall reimburse the Agent upon request for actual, reasonable and documented costs and expenses, including fees for legal counsel, up to an aggregate of $75,000.

The description of the Agreement does not purport to be complete and is qualified in its entirety by the Agreement which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

The opinion of the Company’s UK counsel regarding the validity of the Shares to be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

The Shares will be issued pursuant to: the Company’s registration statement on Form F-3 (File No. 333-276509) (the “Registration Statement”), which was previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on March 27, 2024; the base prospectus filed as part of the Registration Statement; and the prospectus supplement dated December 23, 2025 filed by the Company with the SEC on December 23, 2025. This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such states.

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This Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520, 333-281085), and Form F-3 (File No. 333-276509) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibits.

Exhibit No.	Description
5.1	Opinion of Shoosmiths LLP
10.1	Equity Distribution Agreement, dated December 23, 2025, between VivoPower International PLC and Chardan Capital Markets LLC
23.1	Consent of Shoosmiths LLP (included in Exhibit 5.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2025

VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman

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